SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               LIFE BANCORP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)



                                   531932 10 1
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                                 (CUSIP Number)


















                                                 Page 1 of 5 Pages


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[CUSIP NO. 531932 10 1]                                [Page 2 of 5 Pages]
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Life Bancorp, Inc. Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]

                                                                  (b) [  ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER
     0

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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER
     573,158

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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER
     0

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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER
     573,158

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     573,158

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10.  CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (9)  EXCLUDES  CERTAIN  SHARES
     Excludes 299,692 shares held in the ESOP Trust which have been allocated to the accounts of participating employees. The ESOP disclaims beneficial ownership of such allocated shares. [ X ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     5.82%
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12.  TYPE OF REPORTING PERSON
     EP

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[CUSIP NO. 531932 10 1]                                [Page 3 of 5 Pages]

Item 1(a) Name of Issuer:

          Life Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:

          109 East Main Street
          Norfolk, Virginia  23510

Item 2(a) Name of Person Filing:

          Life Bancorp, Inc. Employee Stock Ownership Plan Trust.

Item 2(b) Address of Principal Business office or, if None, Residence:

          Life Bancorp, Inc.
          109 East Main Street
          Norfolk, Virginia  23510

Item 2(c) Citizenship:

          United States

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

          531932 10 1

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

          (f) [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.   Ownership.

          (a)      Amount beneficially owned:

                   573,158

          (b)      Percent of class:

                   5.82%



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 [CUSIP NO. 531932 10 1]                               [Page 3 of 5 Pages]

         (c)      Number of shares as to which such person has:

          (i)      Sole power to vote or to direct the vote                 0
          (ii)     Shared power to vote or to direct the vote         573,158
          (iii)    Sole power to dispose or to direct the disposition of    0
          (iv)     Shared power to dispose or to direct the disposition
                   of  573,158

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five percent on Behalf of Another Person.

     Edward E. Cunningham, Tollie W. Rich, Jr. and William J. Fanney are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Life Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") which holds 573,158 shares of common stock which have not been allocated to the accounts of participating employees to date, and will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 299,692 shares held in the Trust have been allocated to the accounts of participating employees to date and the Trust disclaims beneficial ownership of such allocated shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below, We certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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[CUSIP NO. 531932 10 1]                                [Page 5 of 5 Pages]

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.

                                     LIFE BANCORP, INC. EMPLOYEE STOCK
                                     OWNERSHIP PLAN TRUST



Date:  February 13, 1997        By:  /s/ Edward E. Cunningham
                                     Edward E. Cunningham
                                     Trustee for the Life Bancorp, Inc. Employee
                                     Stock Ownership Plan Trust



Date:  February 13, 1997        By:  /s/ Tollie W. Rich, Jr.
                                     Tollie W. Rich, Jr.
                                     Trustee for the Life Bancorp, Inc. Employee
                                     Stock Ownership Plan Trust



Date:  February 13, 1997        By:  /s/ William J. Fanney
                                     William J. Fanney
                                     Trustee for the Life Bancorp, Inc. Employee
                                     Stock Ownership Plan Trust

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